VIA EDGAR

June 22, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Paik

Re:                             Neon Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-225330

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Neon Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 26, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Arthur R. McGivern at (617) 570-1971.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Arthur R. McGivern, by facsimile to (617) 801-8626.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

NEON THERAPEUTICS, INC.

/s/ Hugh O’Dowd
Hugh O’Dowd
President and Chief Executive Officer

cc:                                Yasir B. Al-Wakeel, B.M.B.Ch., Chief Financial Officer, Neon Therapeutics, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP

Arthur R. McGivern, Esq., Goodwin Procter LLP